MONSTER WORLWIDE, INC.
622 THIRD AVENUE, 39TH FLOOR
NEW YORK, NY  10017

April 21, 2008

VIA EDGAR

Larry Spirgel,

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE

Washington, DC 20549

Re:	Monster Worldwide, Inc.
Form 10-K for the fiscal year ended December 31, 2007 (the “2007 10-K”)
Filed February 21, 2008
File No. 0-21571

Dear Mr. Spirgel:

On behalf of Monster Worldwide, Inc. (the “Company”), I am responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated April 9, 2008 relating to the Company’s 2007 Annual Report on Form 10-K.

The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made.  For your convenience, we have included above each response the comment to which we are responding.

Comments and Responses:

1.               Comment: Please explain to us how you determined the fair value of the auction rate bonds on December 31, 2007 and, subsequently, through February 21, 2008.  Also, if applicable, tell us whether you consider your unrealized losses on the auction rate bonds to be material and if not, please explain why.

In Item 8 Footnote 6 “Investments” of the 2007 10-K, the Company indicated that the estimated fair value of the tax-exempt auction rate securities (“ARS”) approximated the gross amortized cost value of those securities.  Included in marketable securities at December 31, 2007 is $357,228,000 of ARS.  The ARS are valued at par value at December 31, 2007 on the basis of the value ascribed to those securities by either UBS Financial Services, Inc., RBC Wealth Management and Money Market One, the independent third party brokerage firms through whom the securities were purchased and which maintained custody of the respective securities on our behalf.  Because the valuation of the ARS securities reflected on the brokerage statements from those firms reflected no unrealized loss, and because we believe that the Company could reasonably rely on the values reflected on those brokerage statements, the Company did not believe that there were any unrealized losses at December 31, 2007.

The reasonableness of the Company’s reliance on the December 31, 2007 values reflected on the brokerage statements was confirmed by subsequent market activity.  Between January 1, 2008 and mid-February 2008, the Company sold or rolled over more than 95% of its ARS portfolio at par.  Specifically, $252,778,000 of the ARS securities were sold at par value through the successful completion of the standard Dutch auction process; none of the proceeds from these sales were reinvested in ARS securities.  In addition, during this period, the Company reinvested approximately $90,450,000 of the ARS that it held at year-end in ARS securities (also at par) through the successful completion of the standard Dutch auction process.  The Company believes that these subsequent sales and reinvestments supported the value of these ARS securities at par value as of December 31, 2007, as reflected on the brokerage statements on which the Company relied.  We note that the balance of the Company’s year-end holding of ARS securities (which constituted less than 5% of the total portfolio), did not have regularly scheduled auctions during the first calendar quarter of 2008.  Accordingly, we submit that, given the Company’s ability to liquidate or roll over the vast majority of its year-end ARS holdings, there was no reason for the Company to question the value the ARS securities reflected on the brokerage statements it received from independent third party brokerage firms.

As noted above, the vast majority of the ARS securities held by the Company at year-end were no longer owned by us at February 21, 2008.  With respect to the small portion of the year-end ARS securities still held by the Company at February 21, 2008, the brokerage statements received by the Company as of January 31, 2008 (the last statement prior to February 21, 2008) indicated that they were being valued at par, providing further comfort in the ARS securities valuation as at December 31, 2007.

The Company recognizes that, in mid-February 2008, liquidity issues in the global credit markets resulted in the failure of ARS auctions, including auctions for ARS securities acquired by the Company after December 31, 2007 (the Company’s portfolio of ARS securities at such time was, in any event, a small fraction of the size of the Company’s ARS securities portfolio at December 31, 2007).  The Company will consider the impact, if any, of the current state of the market on such securities acquired after year-end in connection with the preparation of its quarterly financial statements for the quarter ended March 31, 2008.

We note that the total value of the Company’s ARS securities at February 21, 2008 reflects approximately 25% of the Company’s consolidated liquid assets.  Because the Company’s current holdings in ARS securities is a relatively small portion of its liquidity, the Company does not believe that it will need to seek to liquidate them outside the normal auction process.

2.               Comment: In regards to your marketable securities, please tell us whether you considered the disclosure requirements found in paragraph 21 of EITF 03-1, and in paragraph 5(c) of FASB Staff Position Nos. FAS 115-1 and FAS 124-1, and why they did not apply.

The Company considered the disclosure requirements found in paragraph 21 of EITF 03-1, and in paragraph 5(c) of FASB Staff Position Nos. FAS 115-1 and FAS 124-1, and determined that these requirements were not applicable, since none of the Company’s securities were in an unrealized loss position at December 31, 2007.

In connection with the Staff’s request, the Company acknowledges the following:

1.               The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions or requires additional information regarding this filing, please contact the undersigned (212-351-7003).

Sincerely,

/s/  Timothy T. Yates

Timothy T. Yates
Executive Vice President, Chief Financial Officer

Cc:	Joe Cascarano
Robert S. Littlepage